Mail Stop 03-05
      June 9, 2005


Thomas J. Snyder
President and Chief Executive Officer
Remy International, Inc.
2902 Enterprise Drive
Anderson, Indiana 46013

      RE:	Remy International, Inc.
    	Form 10-K for the fiscal year ended December 31, 2004
    	Form 10-Q for the quarter ended March 31, 2005
    	File No. 001-13683

Dear Mr. Snyder:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents.
Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

      Unless otherwise indicated, where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
In
some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Form 10-K for the fiscal year ended December 31, 2004

Note 7 - Accounts Receivable and Allowance for Doubtful Accounts, page 48

1. The balance of the allowance for doubtful accounts decreased year over year from 4.3% of the December 31, 2003 accounts receivable balance to 1.8% of the December 31, 2004 accounts receivable balance.
In addition, the balance of your accounts receivable at March 31, 2005 has increased approximately $22 million since December 31, 2004.
Please provide a roll forward of the allowance for doubtful accounts from December 31, 2004 to March 31, 2005 and provide this information in future filings. In addition, tell us what factors contributed to the decrease in the allowance for doubtful accounts from December 31,
2003 to December 31, 2004.

2. We note that you currently employ two programs to accelerate the collection of accounts receivable. Please tell us how you are accounting for the discounts on your receivables for each of these programs and specifically note where these discounts are classified in your financial statements.

Form 10-Q for the period ended March 31, 2005

Note 3 - Acquisitions, page 7

3. We note the acquisition of Unit Parts Company ("UPC") on March
18,
2005. Please tell us how you have evaluated the significance of the
UPC acquisition under Regulation S-X, Article 03-05(b)(2). In this regard, we note that it appears that UPC would be significant to your business as the total UPC assets ($157.5 million) are in excess of 20% of the December 31, 2004 total assets of the Company ($755.7 million). If UPC is significant to your business under significance tests specified by the regulation, you should submit the required audited financial statements for UPC and pro-forma financial statements as required. We note that if required, this information was due within 75 days of the acquisition as an amendment to your Form 8-K (filed March 22, 2005) announcing the acquisition. For guidance, refer to Regulation S-X, Article 03-05 and Regulation S-X,
Article 11.


* * * * *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Cari Kerr at 202-551-3310 or the undersigned at 202-551-3812 with any questions.


      Sincerely,



								Michael Fay
								Branch Chief


Via Fascimile: Rajesh K. Shah, Executive VP and CFO, 765-778-6424

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Thomas J. Snyder
Remy International, Inc.
June 9, 2005
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